October 29, 2018

Brig Taylor
Chief Executive Officer
SlideBelts Inc.
4818 Golden Foothill Pkwy
Unit #9, El Dorado Hills, CA 95762

       Re: SlideBelts Inc.
           Offering Statement on Form 1-A
           Filed October 17, 2018
           File No. 024-10910

Dear Mr. Taylor:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

1-A filed October 17, 2018

Dilution, page 8

1. We note you have presented in the table net tangible book value before and after offering, related per share amounts and dilution disclosures based on amounts outstanding as of December 31, 2017. Please revise to present net tangible book value before and after offering, net tangible book value per share before and after offering and other related dilution disclosures consistent with the recent interim financial statements presented.
Plan of Distribution, page 11

2. We note your revisions to this section regarding credit card subscriptions. Please clarify who will conduct the offering and provide the services in the listed bullet points on page
       11 for credit card subscriptions.
 Brig Taylor
FirstName Inc.
SlideBelts LastNameBrig Taylor
Comapany NameSlideBelts Inc.
October 29, 2018
October 29, 2018 Page 2
Page 2
FirstName LastName
Financial Statements, page F-2

3. We note that you have restated your financial statements for the years ended December
         31, 2016 and December 31, 2017 in response to comment 8. Please revise to prominently label your financial statements as restated and provide disclosures required by FASB ASC
         250-10-50-7.
Notes to Financial Statements
Note 2: Summary of Significant Accounting Policies
Deferred Advertising Costs, page F-10

4. We note your responses to comments 6 and 7. Please provide us a detailed analysis which clearly illustrates how your deferral of advertising costs complies with ASC paragraphs
         340-20-25-4 through 25-15. Your analysis should clearly identify the persuasive evidence you gathered to demonstrate that the advertising will result in probable future economic benefits. Please also ensure your analysis addresses the following points:

             Further explain to us your direct advertising programs including details sufficient to understand the types of direct advertising you employ, the frequency of each advertising effort, how customers respond to your advertising, how responses are documented and the level of detail included in your records of these responses. Refer to ASC 340-20-25-6.
             Given your representations that your direct response advertising efforts did not initiate until late 2016, explain how you determined that sufficient verifiable historical patterns of results existed to allow for capitalization of these costs in 2017. Refer to
             ASC 340-20-25-9.
             Please quantify the success rate in obtaining new customers per unit of advertising and demonstrate how these success rates have been consistent in each significant advertising effort.
             Clarify whether your increased advertising spend in 2017 was a result of expanding into new markets or products, or a combination of both and your basis for any extrapolation of your historical response patterns to these new markets or products in determining probable future economic benefits of the capitalized advertising spend.
             Tell us how you concluded that you have objective evidence which demonstrates a stable history of future benefits derived from re-orders of your products without any significant additional advertising efforts.
             Clarify whether you established separate standalone cost pools for each significant advertising effort in accordance with ASC 340-20-35 through 35-5 and clarify how your current amortization policy based on a 2.2 year life complies with this guidance.
 Brig Taylor
FirstName Inc.
SlideBelts LastNameBrig Taylor
Comapany NameSlideBelts Inc.
October 29, 2018
Page 3
October 29, 2018 Page 3
FirstName LastName
Exhibits

5.       We note your response to prior comment 10 and your disclosure on pages
6 and 12
         regarding the waiver of jury trial provision in your subscription agreement. Please revise your disclosure to clarify the types of claims made under federal securities laws that arise out of or relate to the subscription agreement. In addition, please revise to:
           Address any question as to enforceability of this provision under federal law and state law;
           To the extent the provision applies to federal securities law claims, please revise the disclosure and the subscription agreement to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder;
and
           Clarify whether purchasers of interests in a secondary transaction would be subject to the waiver of jury trial provision.
6. Please file Exhibit 6.15 in its entirety, including exhibit B, the fee schedule. Similarly file
         Exhibit 8.2 in its entirety including Schedule A, escrow agent fees. lastly, the escrow agreement filed as Exhibit 8.1 references the fees set forth in the master services agreement filed as Exhibit 6.1. However, we are unable to locate the terms of the fees in either Exhibit 6.1 or Exhibit 8.1. Please file the agreement with WealthForge that sets forth the fees related to the services being provided.



        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Brig Taylor
SlideBelts Inc.
October 29, 2018
Page 4

        You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam
Howell, Special Counsel, at 202-551-3357 with any other questions.



                                                           Sincerely,

FirstName LastNameBrig Taylor                              Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameSlideBelts Inc.
                                                           Mining
October 29, 2018 Page 4
cc:       Andrew Stephenson, Esq.
FirstName LastName